Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Knack Inc.
200 Middle Highway
Barrington, RI 02806
knackbags.com

Up to $1,069,998.40 in Common Stock at $0.80
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Knack Inc.
Address: 200 Middle Highway, Barrington, RI 02806
State of Incorporation: DE
Date Incorporated: May 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 12,500 shares of Common Stock
Offering Maximum: $1,069,998.40 | 1,337,498 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $248.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

"Thank You" Early Bird Bonus

Invest within the first 48 hours and receive an additional 20% bonus shares.

Special Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$500+ | Welcome to Knack Incentive

Invest $500 and receive early access to all new products before they are released to the public as well as an individualized discount code for 50% off your first Knack order.

$750+ | Free Knack Accessory Bundle

Invest $750 and receive a free Knack accessory bundle including Large Packing Cube, Medium Packing Cube, Knack Water Bottle, Knack Travel Candle, and Knack Margarita Kit.

$1000+ | Free Leather Knack Pack

Invest $1000 and receive a free limited production napa leather Knack Pack (while supplies last).

$5000+ | 10% Share Bonus

Invest $5000 or more and receive an additional 10% bonus shares

The 10% Bonus for StartEngine Shareholders

Knack Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Knack Inc. designs, sources and sells multi-purpose, expandable business backpacks and accessories for busy, urban professionals. Consumers in the US and Canada purchase Knack-branded products only through the company's branded website, www.knackbags.com. Companies purchase customized Knack-branded products for employee and customer incentives and gifts through corporate gift distributors and suppliers.

Knack Inc. merged with Narragansett Bag Company LLC, a company organized to initially develop the brand concept that ultimately became Knack, on 2/26/2019.

Competitors and Industry

Knack competes in the "bag" industry which comprises everyday carry bags like backpacks, briefcases, handbags, totes and diaper bags as well as sport and travel bags like wheeled suitcases, duffels and gym bags. The industry consists of many branded US competitors ranging from small start-ups to large, public companies like Samsonite, VF Corp., and Tapestry (parent of Coach).

Knack is uniquely positioned around multi-purpose products (i.e. bags designed to work equally well for multiple usage occassions) while the entire bag industry is positioned around single-purpose products (i.e. bags designed to work well for only one usage occasion) and, as such, has no direct competitors. However, in the single-purpose backpack category, strong branded competitors, such as Jansport, Eastpack, High Sierra, Fjallraven, Herschel and Kipling control a large portion of the market.

Current Stage and Roadmap

The first Knack Pack shipped in early November 2018. In October 2019, the core backpack collection was relaunched with over 40 major changes, and the assortment more than doubled in size with additions across sizes, colors, materials. At the same time, an expanded collection of accessory items, used in conjunction with the bag, was launched.

Currently, Knack is developing a new collection of multi-purpose, professional backpacks with a target launch for Q4 2020 that will target additional consumers whose needs are not being met by the current line. Knack is also developing an expanded accessory collection focused on improved organizational capabilities that will launch at the same time.

The Team

Officers and Directors

Name: Charles (Chad) Mellen

Charles (Chad) Mellen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Setting the strategic direction and managing the day-to-day operations of Knack Inc. His yearly compensation is $100,000.

- **Position:** Director
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Director

Name: Keith Bristol

Keith Bristol's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Digital Officer
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Developing and executing all marketing initiatives as well as overseeing all digital operations. Compensation is $100,000 per year.

- **Position:** Director
  Dates of Service: August 21, 2019 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** iFlipd.com
  Title: Chief Operations Officer
  Dates of Service: January 01, 2016 - April 01, 2018
  Responsibilities: Day-to-day management of company digital operations

Name: Frank William (Bill) Daugherty

Frank William (Bill) Daugherty's current primary role is with Seven Stars Bakery, LLC. Frank William (Bill) Daugherty currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Director. Frank does not take any salary or equity

compensation in this role.

Other business experience in the past three years:

- **Employer:** Seven Stars Bakery, LLC
  Title: Owner
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Owner

Name: Lawrence Lein

Lawrence Lein's current primary role is with ROAM Luggage, LLC. Lawrence Lein currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Director. Currently Lawrence does not take any salary or equity compensation in this role.

Other business experience in the past three years:

- **Employer:** ROAM Luggage, LLC
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: CEO

Name: Mark Abrahm

Mark Abrahm's current primary role is with New Street Investment Partners, LLC. Mark Abrahm currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 21, 2019 - Present
  Responsibilities: Director. Mark does not receive any salary or equity compensation in this role. Mark is on the Board as a representative of 38 New Street Providence 300006, LLC, an investor in the company.

Other business experience in the past three years:

- **Employer:** New Street Investment Partners, LLC
  Title: Managing Partner

Dates of Service: January 01, 2015 - Present
Responsibilities: Managing Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family or trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock shares in the aggregate amount of up to $1,070,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in equity or debt financings in the future, which may reduce the value of your investment in the Common Stock shares. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of Common or Preferred Stock, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Knack Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company and our preferred shareholders have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on two key assumptions. First, we assume that we will be able to successfully launch new products in the future and that these products will gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our future new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Second, we assume that with an increased advertising and marketing budget both our new and existing products will be able to gain traction in the marketplace at a faster rate than they have historically. It is possible that our incremental advertising and marketing spend will not be as effective in driving sales as our previous spend for any number of reasons. If the incremental advertising and marketing spend is not more effective in driving sales than historical spending, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who currently have products on the market and/or robust product development programs. They may have much better financial means and marketing, sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us,

or products superior to those developed by us. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Knack Inc. was formed on May 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks as are traditionally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Knack Inc. has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that Knack bags is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough consumers so that the Company will succeed. To date, we have not turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. However, such protection can be expensive and the Company may not have the financial ability to fully protect its all of its intellectual property rights in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these, or other key suppliers' operations, could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance of services for the Company.

We are a small company and depend on existing members of management and key employees to implement key elements in our strategy for growth, and the failure to retain them or to attract appropriately qualified new personnel could affect our ability to implement our growth strategy successfully.
The successful implementation of our growth strategy depends in part on our ability to retain our experienced management team and key employees and on our ability to attract appropriately qualified new personnel. The loss of any key member of our management team or other key employees could hinder or delay our ability to implement our growth strategy effectively. Further, if we are unable to attract appropriately qualified new personnel as we expand, we may not be successful in implementing our growth strategy. In either instance, our profitability and financial performance could be adversely affected.

The global COVID-19 pandemic has disrupted the Company's business and the Company's financial condition and operating results have been and are expected to continue to be adversely affected by the outbreak and its effects.
The Company's operations and business have been negatively affected and could be materially and adversely affected on a long-term basis, by the COVID-19 pandemic and related weakening of the United States economy, where the Company derives most of its revenue and profit.

Failure to receive our pending patent or adequately protect our intellectual property could injure the brand and negatively affect sales
Our trademarks, copyrights, pending patent, designs and other intellectual property rights are important to our success and our competitive position. If we are unsuccessful in challenging the usurpation of these rights by third parties, this could

adversely affect our future sales, financial condition, and results of operations. Unplanned increases in legal fees and other costs associated with protecting our intellectual property rights could result in higher operating expenses. Additionally, legal regimes outside the United States, particularly those in Asia, including China, may not always protect intellectual property rights to the same degree as U.S. laws, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles S. Mellen	1,900,000	Common Stock	24.61
Charles S. Mellen	75,666	Series Seed 3 Convertible Preferred Stock	.980
Charles S. Mellen	700,000	Series Seed Convertible Preferred Stock	9.067

The Company's Securities

The Company has authorized Common Stock, Series Seed Convertible Preferred Stock, Series Seed Prime Convertible Preferred Stock, and Series Seed 3 Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,498 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,812,500 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Please see voting rights specific to this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The total amount outstanding includes 456,250 of shares to be issued pursuant to stock options reserved but unissued.

Series Seed Convertible Preferred Stock

The amount of security authorized is 1,750,000 with a total of 1,750,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Protective Provisions.

At any time when at least 1,246,471 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Majority of the Preferred Stock take certain material actions, as described in Section B(3)(3.2) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up for the Corporation or a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders and before any payments to holders of Common Stock, an amount as described in Section B(2)(2.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. Dividend Rights. Holders of Preferred Stock shall receive a dividend on each outstanding share of Preferred Stock as described in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. For a full description of all rights related to Preferred Stock (which includes Series Seed Convertible Preferred Stock, Series Seed Prime Preferred Stock, and Series Seed 3 Preferred Stock) please review the Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. All Preferred Stock rights are on a pari passu basis.

Optional Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (a) the sum of the Applicable Original Issue Price, by (b) the Applicable Conversion Price in effect at the time of conversion. The Applicable Original Issue Price is defined in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F and the Applicable Conversion Price is defined in Section B(4)(4.1)(4.1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Adjustment of Applicable Conversion Price. In the event the Corporation In the event the Corporation shall at any time after August 21, 2020, issue additional shares of Common Stock, without consideration or for a consideration per share less than the Applicable Conversion Price, each as in effect immediately prior to such issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the formula described in Section B(4)(4.1)(4.4.4) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Series Seed Prime Convertible Preferred Stock

The amount of security authorized is 2,247,489 with a total of 2,247,489 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Protective Provisions.

At any time when at least 1,246,471 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Majority of the Preferred Stock take certain material actions, as described in Section B(3)(3.2) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up for the Corporation or a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders and before any payments to holders of Common Stock, an amount as described in Section B(2)(2.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Dividend Rights.

 Holders of Preferred Stock shall receive a dividend on each outstanding share of Preferred Stock as described in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. For a full description of all rights related to Preferred Stock (which includes Series Seed Convertible Preferred Stock, Series Seed Prime Preferred Stock, and Series Seed 3 Preferred Stock) please review the Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. All Preferred Stock rights are on a pari passu basis.

Optional Conversion.

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (a) the sum of the Applicable Original Issue Price, by (b) the Applicable Conversion Price in effect at the time of conversion. The Applicable Original Issue Price is defined in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F and the Applicable Conversion Price is defined in Section B(4)(4.1)(4.1.1) of the company's Second Amended and Restated Certificate of

Incorporation attached to this Offering Memorandum as Exhibit F.

Adjustment of Applicable Conversion Price.

In the event the Corporation In the event the Corporation shall at any time after August 21, 2020, issue additional shares of Common Stock, without consideration or for a consideration per share less than the Applicable Conversion Price, each as in effect immediately prior to such issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the formula described in Section B(4)(4.1)(4.4.4) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Series Seed 3 Convertible Preferred Stock

The amount of security authorized is 2,179,196 with a total of 1,366,724 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Protective Provisions.

At any time when at least 1,246,471 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Majority of the Preferred Stock take certain material actions, as described in Section B(3)(3.2) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up for the Corporation or a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders and before any payments to holders of

Common Stock, an amount as described in Section B(2)(2.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. Dividend Rights. Holders of Preferred Stock shall receive a dividend on each outstanding share of Preferred Stock as described in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. For a full description of all rights related to Preferred Stock (which includes Series Seed Convertible Preferred Stock, Series Seed Prime Preferred Stock, and Series Seed 3 Preferred Stock) please review the Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F. All Preferred Stock rights are on a pari passu basis.

Optional Conversion.

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (a) the sum of the Applicable Original Issue Price, by (b) the Applicable Conversion Price in effect at the time of conversion. The Applicable Original Issue Price is defined in Section B(1)(1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F and the Applicable Conversion Price is defined in Section B(4)(4.1)(4.1.1) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

Adjustment of Applicable Conversion Price.

In the event the Corporation In the event the Corporation shall at any time after August 21, 2020, issue additional shares of Common Stock, without consideration or for a consideration per share less than the Applicable Conversion Price, each as in effect immediately prior to such issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the formula described in Section B(4)(4.1)(4.4.4) of the company's Second Amended and Restated Certificate of Incorporation attached to this Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $27.00
  Number of Securities Sold: 2,356,250
  Use of proceeds: Start-up expenses
  Date: September 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series Seed Convertible Preferred Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 1,750,000
  Use of proceeds: Start-up expenses

Date: September 18, 2018
Offering exemption relied upon: 506(b)

- **Name:** Series Seed Prime Convertible Preferred Stock
  Type of security sold: Equity
  Final amount sold: $849,999.00
  Number of Securities Sold: 2,247,489
  Use of proceeds: Working Capital
  Date: November 20, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series Seed 3 Convertible Preferred Stock
  Type of security sold: Equity
  Final amount sold: $903,131.00
  Number of Securities Sold: 1,366,724
  Use of proceeds: Working Capital
  Date: September 26, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019 compared to year ended December 31, 2018</u>

Revenue

The company's revenues were up 528% from $109,311 in 2018 to $686,288 in 2019. The total cost of goods sold went up 592% from $40,129 in 2018 to $277,589 in 2019 and total operating expenses went up 463% from $519,591 in 2018 to $1,196,442 in 2019.

The increase in sales was mainly due to the company's heavy investment in working marketing expenses, which rose 467% from $85,853 in 2018 to $486,488 in 2019.

Cost of Sales

Cost of goods sold grew 592% in 2019 over 2018 compared to sales growth of 528% during the same period. Inventory sold in 2018 reflects US tariffs of 27.6% while goods sold during most of 2019 reflects US tariffs of 42.6%.

Expenses

The increase in total expenses was due to a rise in marketing expenses as mentioned above.

The 2019 investment in 12 months of increased marketing expenditures, contributed to a larger operating loss in 2019 of $784,643 versus the 2018 operating loss of $449,410.

Historical results and cash flows:

The company has an accumulated deficit of $1,234,053 and cash in the amount of $414,667 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2019, cash used by operating activities was $930,670 in 2019 compared to $528,357 in 2018. The increase in cash used in operating activities in 2019 was caused by a higher net loss in 2019 and a 44% increase in inventories from $163,329 in 2018 to $397,964 in 2019.

Investing Activities

In 2019, cash used in investing activities was $26,131, down from $102,446 in 2018. The decrease in cash used in investing activities was because the company only spent $13,773 on intangible assets in 2019 compared to $95,641 spent on intangible assets in 2018.

Financing Activities

Cash provided by financing activities was $903,131 in 2019, down from $1,099,129 in 2018. The decrease in cash provided by financing activities in 2019 was because the company issued 1,336,724 preferred shares in 2019 compared to 2,247,489 shares issued in 2018.

The company's management does not expect the 2019 losses to continue in the future and had already taken action to reduce its operating expenses before the COVID 19 pandemic hit. For the months of April, May, and June 2020, the company materially reduced overall operating expenses from a Q1 2020 average of $103,000/month to $60,000/month. As a result, the monthly average operating loss in Q2 2020 was about

$42,000 versus $59,000 in Q1 2020. Although the COVID-19 pandemic has impacted the company's 2020 sales, management is confident that the company will rebound from this setback, and in the meantime, continue to operate from a lower spending level until States open back up again and people begin to commute to work. The company expects to generate enough sales to cover its operations and generate a profit in the long run. The company is planning to launch new products in the second half of this year which will motivate existing owners to buy a new product and bring new consumers into the brand through different styling and functionality versus the existing collection.

As a result of the plans mentioned above, the company does not think that 2019 results are representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 7, 2020, the company has $270,149.63 cash in the bank.

The company holds an AMEX credit card and is pre-approved to spend up to $150,000 on the card. As of July 7, 2020, the outstanding balance on the card is $14,779.59.

On April 20, 2020, the Company received a Paycheck Protection loan from Citizens Bank in the amount of $55,000. The loan has an interest rate of 1% and Borrower may apply to Lender for the forgiveness of the amount due on the loan in an amount equal to the sum of the following costs incurred by Borrower during the 24-week period beginning on the date of the first disbursement of the Loan: 1) Payroll costs; 2) Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation); 3) Any payment on a covered rent obligation. The entirety of this loan is expected to convert to a grant.

On May 4, 2020, the Company received a $3,000 advance from the SBA against its SBA Economic Injury Disaster Loan application. The SBA will deduct this EIDL Advance Amount from the forgiveness amount remitted to the Lender as required by section 1110(e)(6) of the CARES Act. However, management will use cash on hand to pay off the amount of this advance when it applies for PPP forgiveness.

On June 5, 2020, the Company was approved for an SBA Economic Injury Disaster Loan in the amount of $150,000. The loan has an interest rate of 3.75% and a 30-year term with interest and principal payments deferred for the first 12 months of the loan. The loan is collateralized using the company's finished goods inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign is very important in executing Knack's growth plans in the immediate future. While there are additional financial resources available to Knack, as well as future operating expense reductions in terms of management salaries, projected future revenue will be materially impacted without any campaign funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While Knack can operate for the next seven months without funds from this campaign, campaign funds are critical to supporting Knack's growth plan and ability to achieve cash flow positive operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

At current sales and expense levels, given cash on hand as of July 1, 2020, Knack management estimates that Knack will be able to operate through January 2021 or an additional seven months.

How long will you be able to operate the company if you raise your maximum funding goal?

At current sales and expense levels, given cash on hand as of July 1, 2020, and raising the maximum funding goal, management estimates that Knack will be able to operate for an additional 31 months. Assuming raising the maximum funding goal and supporting the growth Plan that management has developed, which calls for higher spending and sales levels than the company is currently experiencing, given cash on hand as of July 1, 2020, management expects campaign funds to support the company's operations indefinitely as management projects the company to become operating cash flow positive by June 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has existing investors and management team members who have indicated willingness to provide future capital to Knack.

Indebtedness

- **Creditor:** Citizens Bank
  Amount Owed: $55,000.00

Interest Rate: 1.0%
Maturity Date: October 05, 2020
On April 20, 2020, the Company received a Paycheck Protection loan from Citizens Bank in the amount of $55,000. The loan has an interest rate of 1% and Borrower may apply to Lender for forgiveness of the amount due on the Loan in an amount equal to the sum of the following costs incurred by Borrower during the 24-week period beginning on the date of first disbursement of the Loan: 1) Payroll costs; 2) Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation); 3) Any payment on a covered rent obligation. The entirety of this loan is expected to convert to a grant.

- **Creditor:** United States Small Business Administration (SBA)
  Amount Owed: $3,000.00
  Interest Rate: 0.0%
  On May 4, 2020, the Company received a $3,000 advance from the SBA against its SBA Economic Injury Disaster Loan application. The SBA will deduct this EIDL Advance Amount from the forgiveness amount remitted to the Lender as required by section 1110(e)(6) of the CARES Act. However, management will use cash on hand to pay off the amount of this advance when it applies for PPP forgiveness.

- **Creditor:** United States Small Business Administration (SBA)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050
  On June 5, 2020, the Company was approved for an SBA Economic Injury Disaster Loan in the amount of $150,000. The loan has an interest rate of 3.75% and a 30-year term with interest and principal payments deferred for the first 12 months of the loan. The loan is collateralized using the company's finished goods inventory.

- **Creditor:** Chad Mellen
  Amount Owed: $160.00
  Interest Rate: 0.0%
  The company's CEO Chad Mellen also pays for some of the company's expenses from time to time and is reimbursed for those expenses by the company. As of December 31, 2019, the outstanding amount from advance to the company was $160.

Related Party Transactions

- **Name of Entity:** Chad Mellen
  Relationship to Company: Chief Executive Officer and Director
  Nature / amount of interest in the transaction: During 2018 the Company

received several loans from CEO and Founder Chad Mellen for a total amount of $125,000.
Material Terms: The full amount of loan was repaid on December 18, 2018.

- **Name of Entity:** Chad Mellen
  Relationship to Company: Chief Executive Officer and Director
  Nature / amount of interest in the transaction: The company's CEO Chad Mellen also pays for some of the company's expenses from time to time and is reimbursed for those expenses by the company.
  Material Terms: As of December 31, 2019, the outstanding amount from an advance to the company was $160. As of July 2020, this loan is no longer outstanding.

Valuation

Pre-Money Valuation: $6,541,370.40

Valuation Details:

The pre-money valuation of the company was determined based on analysis of multiple factors. First, the company based the valuation off our last fundraising round, which closed on 9/26/2019. The pre-money valuation of the business was $4.5MM or 7.5X TTM Gross Sales during that fundraising round. Since that time, through June 24, 2020, TTM Gross Sales have increased 23% in spite of the material impact of Covid-19 in March-June. Additionally, TTM operating loss during the same period has declined by 3.5%. As a result, we believe that an increase in pre-money valuation to $6,541,370.40 or 9.1X TTM Gross Sales (a 21% increase from last round pre-money), is justified based on growing revenue and declining operating loss. The company determined its valuation internally without a formal third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Fees*
  96.5%
  To pay StartEngine Premium deferred fee.

If we raise the over allotment amount of $1,069,998.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  50.0%
  We will increase spend across all paid marketing channels, boost partnership marketing, and increase social media presence.

- *Company Employment*
  15.0%
  We will bring in-house the site development, maintenance and UX development activities.

- *Inventory*
  25.0%
  We will purchase both new styles and re-order existing styles given planned growth in revenue before the company becomes cash flow positive.

- *Working Capital*
  6.5%
  We will use this amount to provide a 2 month working capital cushion for the future to mitigate unforeseen negative issues and to take advantage of unforeseen opportunities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at knackbags.com (knackbags.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/knack-bags

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Knack Inc.

[See attached]

KNACK INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Knack Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Knack, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 01, 2020
Los Angeles, California

Knack, Inc.
Balance Sheet
(Unaudited)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	414,667	$	468,336
Accounts receivable—net		4,229		13,081
Inventories		397,964		163,329
Total current assets		**816,860**		**644,746**
Property and equipment, net		13,755		5,682
Intangible assets, net		78,015		91,244
Total assets	$	**908,630**	$	**741,672**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	58,958	$	75,835
Credit Card		39,183		14,532
Other current liabilities		41,057		711
Total current liabilities		**139,198**		**91,078**
Warranty Liability		1,224		876
Total liabilities		**140,423**		**91,953**
STOCKHOLDERS' EQUITY				
Common Stock	$	24	$	24
Series Seed Preferred Stock		18		18
Series Seed Prime Preferred Stock		22		22
Series Seed 3 Preferred Stock		14		-
Paid in Capital		2,002,183		1,099,066
Retained earnings/(Accumulated Deficit)		(1,234,053)		(449,410)
Total stockholders' equity		**768,208**		**649,719**
Total liabilities and stockholders' equity	$	**908,630**	$	**741,672**

See accompanying notes to financial statements.

KNACK INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	686,288	$	109,311
Cost of goods sold		277,589		40,129
Gross profit		408,699		69,182
Operating expenses				
General and administrative		559,951		413,776
Research and development		41,338		60
Sales and marketing		595,153		105,755
Total operating expenses		1,196,442		519,591
Operating income/(loss)		(787,743)		(450,409)
Interest expense		-		-
Other Loss/(Income)		(3,101)		(999)
Income/(Loss) before provision for income taxes		(784,643)		(449,410)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(784,643)**	**$**	**(449,410)**

See accompanying notes to financial statements.

KNACK INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Series Seed Prime Preferred Stock Shares	Series Seed Prime Preferred Stock Amount	Series Seed 3 Preferred Stock Shares	Series Seed 3 Preferred Stock Amount	Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2017	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net income/(loss)	-	-	-	-	-	-	-	-	-	(449,410)	**(449,410)**
Issuance of shares	2,356,250	24	1,750,000	18	2,247,489	22	-	-	1,099,066	-	**1,099,129**
Balance—December 31, 2018	**2,356,250**	**$ 24**	**1,750,000**	**$ 18**	**2,247,489**	**$ 22**	-	$ -	**$ 1,099,066**	**$ (449,410)**	**$ 649,719**
Net income/(loss)	-	-	-	-	-	-	-	-	-	(784,643)	**(784,643)**
Issuance of shares	-	-	-	-	-	-	1,366,724	14	903,118	-	**903,131**
Balance—December 31, 2019	**2,356,250**	**$ 24**	**1,750,000**	**$ 18**	**2,247,489**	**$ 22**	**1,366,724**	**$ 14**	**$ 2,002,183**	**$ (1,234,053)**	**$ 768,208**

See accompanying notes to financial statements.

- 4 -

KNACK INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(784,643)	$	(449,410)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,285		1,123
Amortization of intangibles		27,002		4,397
Changes in operating assets and liabilities:				
Accounts receivable		8,852		(13,081)
Inventory		(234,635)		(163,329)
Accounts payable and accrued expenses		(16,877)		75,835
Credit Cards		24,651		14,532
Warranty Liability		349		876
Other current liabilities		40,346		711
Net cash provided/(used) by operating activities		**(930,670)**		**(528,347)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(12,358)		(6,805)
Purchases of intangibles		(13,773)		(95,641)
Net cash provided/(used) in investing activities		**(26,131)**		**(102,446)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common stock		903,131		1,099,129
Net cash provided/(used) by financing activities		**903,131**		**1,099,129**
Change in cash		(53,669)		468,336
Cash—beginning of year		468,336		-
Cash—end of year	**$**	**414,667**	**$**	**468,336**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Knack Inc. was formed on May 10, 2018 in the state of Delaware. The financial statements of Knack, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Barrington, Rhode Island.

During fiscal year 2018, Narragansett Bag Company LLC became part of Knack Inc. Narragansett Bag Company LLC was officially merged and liquidated into Knack Inc. on February 26, 2019. Due to the common ownership between the entities, the transaction was accounted for as a common control transaction, and the contribution of net assets was accounted for under cost. The following is the outline break out of net assets:

Cash	$	2,282
Intangible Assets		2,799
Accounts Payable		(688)
Net Asset	$	4,393

Knack Inc. designs, develops, markets and sells multi-purpose bags and accessories to on-the-go urban professionals.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tooling and Molds	3 years

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are amortized over 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Knack Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of Knack branded multi-purpose bags and accessories to consumers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 01, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 282,397	$ 156,416
Packaging	4,761	6,913
Prepaid Inventory	110,138	-
Other	668	-
Total Inventories	**$ 397,964**	**$ 163,329**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
N/P - Chad Mellen	160	-
Sales Tax Payable	672	660
Accrued Expenses	39,975	-
Customer Gift Cards	250	51
Total Other Current Liabilities	$ 41,057	$ 711

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Tooling and Molds	$ 19,163	$ 6,805
Property and Equipment, at Cost	19,163	6,805
Accumulated depreciation	(5,408)	(1,123)
Property and Equipment, Net	$ 13,755	$ 5,682

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $4,285 and $1,123 respectively.

6. INTANGIBLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2019	2018
Patents	$ 15,792	$ 19,976
Trademarks	17,957	-
Software	75,665	75,665
Accumulated amortization	(31,399)	(4,397)
Intangible assets, Net	$ 78,015	$ 91,244

Amortization expense for intangible asset for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $27,002 and $4,397 respectively.

Period	Amortization expense
2020	27,002
2021	27,002
Thereafter	24,011
Total	$ **78,015**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 common shares at $0.00001 par value. As of December 31, 2018, 2,356,250 common stock shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 6,176,685 shares of Preferred Stock at $0.00001 par value, 1,750,000 of which are designated as "Series Seed Convertible Preferred Stock", 2,247,489 of which are designated as "Series Seed Prime Convertible Preferred Stock" and 2, 179,196 of which are designated as "Series Seed 3 Preferred Stock".

As of December 31, 2018, 1,750,000 shares of Series Seed Convertible Preferred Stock and 2,247,489 of Series Seed Prime Convertible Preferred Stock have been issued.

As of December 31, 2019, 1,366,724 shares of Series Seed 3 Preferred Stock have been issued and are outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (218,790)	$ (37,190)
Valuation Allowance	218,790	37,190
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (255,980)	$ (37,190)
Valuation Allowance	255,980	37,190
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $927 thousand. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2018 the Company received several loans from CEO and founder Chad Mellen for a total amount of $125,000. The full amount of loan was repaid on December 18, 2018.

As of December 31, 2019, there was an outstanding amount of $160 due to the Company's CEO Chad Mellen for Company expenses he had paid.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019, the company entered into a month to month rental contract with a certain landlord for shared co-working place. As of December 31, 2019, and 2018, rent expenses were in the amount of $1,089 and $0 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 01, 2020, the date the financial statements were available to be issued.

On April 20, 2020, the Company received a Paycheck Protection loan from Citizens Bank in the amount of $55,000. The loan has an interest rate of 1% and Borrower may apply to Lender for forgiveness of the amount due on the Loan in an amount equal to the sum of the following costs incurred by Borrower during the 24-week period beginning on the date of first disbursement of the Loan: 1) Payroll costs; 2) Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation); 3)Any payment on a covered rent obligation. The entirety of this loan, with the exception of $3,000 noted below, is expected to convert to a grant.

On May 4, 2020, the Company received a $3,000 advance from the SBA against its SBA Economic Injury Disaster Loan application. The SBA will deduct this EIDL Advance Amount from the forgiveness amount remitted to the PPP Lender as required by section 1110(e)(6) of the CARES Act. However, management will use cash on hand to pay off the amount of this advance when it applies for PPP forgiveness.

On June 5, 2020, the Company was approved for an SBA Economic Injury Disaster Loan in the amount of $150,000. The loan has an interest rate of 3.75% and a 30-year term with interest and principal payments deferred for the first 12 months of the loan. The loan is collateralized using the company's finished goods inventory.

During March, April and May 2020, gross sales were materially negatively impacted versus prior year due to stay-at-home orders caused by the Covid-19 pandemic.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $784,643, an operating cash flow loss of $930,670 and an accumulated deficit of $1,247,808 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Knack

Bags by, and for, mobile workers





Welcome to
ONE BAG LIFE
KNACK

$0.00 raised

0 Investors | Days Left

$0.80 Price per Share | **$6.54M** Valuation

Equity Offering Type | **$248.00** Min. Investment

INVEST NOW

Website | Barrington, RI | FASHION & APPAREL | CONSUMER PRODUCTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Knack is a brand created by mobile workers for mobile workers. Our patent-pending backpacks let you easily go from work to play and back again with just one bag.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our executive team has multiple exits under their belts and has extensive backgrounds in brand development and digital marketing for some of the most famous accessory and bag companies in the world, including Tumi and Coach
- We've shipped over 9.5K units so far with over $1MM in sales in the first 17 months of shipping
- With the recent growth of the mobile workforce, our products sit at the cross-section of multiple massive market segments

OVERVIEW

We launched Knack in November 2018 to help anyone who has ever experienced the hassle of juggling multiple bags during their day. Our unique collection of stylish, multiple-purpose bags lets you use just one bag to carry all the different aspects of your life. With over 9,500 units shipped and over $1MM in sales in the 17 months since launch, we believe that Knack will truly change how people live their lives while, at the same time, upending the $31B US bag market *(market data as of 2018).*



$1M
sales in 17 months
9.5K
units shipped in 17 months

THE PROBLEM

Urban Professionals want much more than the average single-purpose bag can provide

Everyone has experienced the hassle of carrying multiple bags as they move through their busy day. Work bag and gym bag; work bag and travel bag; work bag and diaper bag; the list is endless (and exhausting). We launched Knack in November 2018 with the simple idea of making life easier by eliminating the need to own and carry lots of single-purpose bags.

In our view, since legacy bag brands have always been focused on single-purpose bags in everything they do, from product development to marketing and distribution, consumers have had to accept buying and using a specific bag for each of their various carry needs. Therefore, they've been forced to carry more than one bag as they move across different activities during their day. Everywhere you look you see people carrying work bags, gym bags, backpacks, laptop bags, roller-bags, carry-ons... at the same time!

Not only is carrying multiple bags at the same time a hassle, but it makes it extremely challenging to keep your hands free for your phone, your coffee, or even your child's hand. Due to the massive inconvenience presented by single-purpose bags, 45%* of urban professionals would not recommend their primary bag to a friend.

This data is based on the analysis of proprietary research Knack conducted with a representative sampling of US consumers.






THE SOLUTION

A brand for mobile workers, by mobile workers





Knack's patent-pending One Bag Life concept is a game-changer. Finally, the shift from work to personal life (and back again) can be totally seamless.

We popularized the first intentionally-designed, multi-purpose bag concept: a collection of daily-use, professional laptop backpacks with a separate, hidden travel compartment that expands and packs like a suitcase when you need it and zips away when you don't.

Our brand gives urban professionals the ability to move seamlessly from their work life to their personal life and back again with only one bag; in other words, "One Bag Life". Our collection of add-on accessories, such as expandable organizer cubes, allows our customers to further customize their Knack Packs and enjoy a simpler life on the go.









Consistent market-wide revenue growth over the last decade

Over the last few years, the US market for all types of work and travel bags has grown at a swift, sustainable pace moving from around $18B in 2010 to over $31B in 2018. We believe that almost one-third of this $31B market consists of single-purpose bags that are frequently used at the same time as other single-purpose bags. As a result, we think that well-designed, multi-purpose bags could replace these products and ultimately be a $10B opportunity.

Our category-defining brand is poised to fuse and soak up market share from multiple single-purpose market segments, including travel/sport, luggage, business cases, and backpacks. Particularly as flexible work options increasingly become the norm, and the average professional becomes even more 'on-the-go', we expect demand for all-in-one, multi-purpose bags to grow rapidly in the near future.

U.S. Bag Market: Today

2018 Total Volume: **$31.2B**




Biz Cases/ Computer Bags
Handbags/ Totes
Travel/ Sports Bag
Backpacks
Personal Leather Goods
Wheeled Luggage

Source: 2020 Travel Goods Association Estimates


U.S. Bag Market Re-Imagined
Multi Purpose
Single Purpose
$3.97B
$10.85B
$6.35B
$6B
$.3B
$.5B
$0
$3.34B
Work + Other
Travel + Other
Sport + Other
Leather Goods

The Knack management team used publicly available source data combined with their estimates of specific category and use case volumes (based on over 35 years in the luggage, bag and accessory industries), to estimate the volume of currently-designed "single-purpose" bags that could be replaced by "multi-purpose" bags.

OUR TRACTION

Over 9,500 units and over $1MM in sales

in the first 17 months of shipping

Since we launched our website, we've seen over 600,000 consumer sessions from across the globe, we've shipped over 9.5K units, and we've driven over $1MM in sales in our first 17 months.

We've gained thousands of new followers on Facebook and Instagram, and garnered impressive ratings from owners:

- 4.8/5 on Knackbags.com
- 4.8/5 on Trustpilot
- 4.8/5 on Facebook

We've seen that high levels of customer satisfaction also translate into high levels of repeat purchases. Since launch, 17% of our customers came back to Knack to buy another Knack product. In addition to a focus on customer satisfaction, we drive repeat purchasing through frequent product updates as well as through an expanding collection of companion accessories that help make the Knack Pack work even better.



600K
e-commerce
sessions

17%
repeat
purchase
rate



WHAT WE DO

We design proprietary bags that make life's transitions easier







The days of stepping out your front door with multiple bags are over. Knack makes it easier for urban professionals to work, travel, and play where they want, and how they want, using only one great, multi-purpose bag.



An Everyday Essential

From its zip-away water bottle pocket to its easy-access laptop sleeve, the Knack Pack helps keep your everyday essentials organized & always close at hand.

A Great Travel Companion



Go from the office to the plane to the hotel & back again with just your Knack. Expands and packs like a suitcase so no more digging to the bottom of your bag.



THE BUSINESS MODEL

Our D2C model focuses on making every consumer profitable

We focus our marketing and distribution efforts on building two main revenue pipelines.

Direct-to-Consumer: We sell to consumers in the US and Canada exclusively through our website - knackbags.com. We focus on efficiently driving traffic to our site through growing non-Cost Per Click digital marketing activities which have helped steadily drive down our average Customer Acquisition Cost since launch. With average customer revenue of $259.93 in 2019, our marketing strategy increased our Customer Revenue/Customer Acquisition Cost from 1.23X in Q1 '19 to 2.73X in Q4 '19.

	$214.81	Average Order Value
X	1.21	Average Orders/Consumer
	$259.93	Average Revenue/Consumer
X	66%	Gross Margin

$171.29 | Average Gross Profit/Consumer

Corporate Gift and Incentives: The US Corporate Gift market accounted for 22.3% of our 2019 gross revenue. The US Corporate Gift market is estimated to be $24.7B. Since launch, we've sold customized Knack products to NFL teams, Silicon Valley companies, and Fortune 50 corporations. We've also partnered with a major Corporate Gift Distributor to simplify execution in this channel.



★★★★★
Ted (Prodividence, RI)
"Our employees were excited to get them"



★★★★★
Ned (Washington D.C.)
"Great corporate gifting option"

$24.7B
estimated US corporate gift market size

22%
of 2019 gross revenue

Examples of Corporate Partners

- NFL Teams
- Silicon Valley Companies
- Fortune 50 Corporations

HOW WE ARE DIFFERENT

Committed to One Bag Living

First and foremost, our brand is dedicated solely to creating the best multi-purpose bags in the world. Our patent-pending products solve urban professionals' daily carry needs in a uniquely different, and better, manner than bags on the market today. Additionally, our team has grown premium brands and developed successful digital marketing strategies for some of the most recognizable bag and accessory companies in the world (like Coach, Tumi, and

recognizable bag and accessory companies in the world (like Coach, Tumi, and eBags). With this experience, we believe we are well-positioned to execute a winning digital marketing strategy with a winning brand concept.



Changing how people think about carrying their lives with them every day



We see a world where urban professionals use One Bag that eliminates the need to carry two or more bags as they move back and forth across their work and personal lives on a daily basis. We see this change not just in the US but across the world.

Tens of thousands of consumers visit our website from across the globe in spite of focusing our marketing efforts solely on the US. We've also had global consumers buy Knack products in the US and ship them through freight forwarders to their home countries. We know that our concept is global, so a key future growth driver is utilizing major key international market distributors, who we've worked with at past companies, to bring the Knack brand to consumers outside the US and Canada.

The B2B market is also an area for expansion that will allow us to more rapidly scale our consumer brand experience. We see increasing numbers of companies interested in outfitting their frequent-traveling executives with co-branded Knack Packs. To date, we've sold Knack bags to a wide range of organizations from NFL Teams, to established Silicon Valley companies, to Fortune 50 corporations.



Freedom from Carrying Other Bags

You'll have no need for multiple bags anymore. The Knack Pack can transition into every aspect of your life–whether it's work, travel, school or play.

OUR LEADERSHIP

Experts in the accessories market and eCommerce

Our fully remote team consists of experienced start-up veterans as well as senior managers from Fortune 100 companies. Founder and CEO Chad Mellen is an experienced executive with two exits under his belt and a track record of managing growth for premium accessory and luxury brands.

Chief Digital Officer Keith Bristol has held executive roles across a number of eCommerce consumer brands such as eBags, Tumi, and UsingMiles. He has helped lead multiple startups to high levels of growth and exits.



Chad Mellen



Keith Bristol

WHY INVEST

By changing how people carry, we'll revolutionize a market

We see a world where it's no longer necessary to carry multiple bags at the same time just to go about your daily life. Although we're still a young brand, professionals love our concept and, most importantly, our multi-purpose products. Our team has years of experience growing global accessory brands across diverse channels and is using that experience to make Knack synonymous with thoughtfully-designed, multi-purpose accessories. We need your support to help us continue to create innovative new bags and accessories as well as to increasingly spread the word about the Knack brand

Please join us in our mission to make it easier for people across the world to carry their lives with them every day.






MADISON








In the Press

 

SHOW MORE

Meet Our Team



Chad Mellen

Founder and CEO

Chad has spent over 30 years in the branded luxury and premium accessory and retail industries. He has held CEO, President, CMO, VP Sales and Director roles across a number of iconic American and International consumer brands such as Tumi, Coach and Cross pens. As a senior executive, he has led two successful exits to private equity firms and has experience working across private, public and private equity-owned companies.





Keith Bristol

Chief Digital Officer

Keith has spent over 20 years in the direct-to-consumer ecommerce industries. He has held COO, President, VP of Product and Director roles across a number of ecommerce consumer brands such as eBags, Tumi and UsingMiles. In these roles he has led three startups that became high growth companies or progressed to a successful exit.





Rachel Mellen

Director of Customer Experience

Rachel has spent over 10 years in the medical product, pharmaceutical, and direct to consumer industries. She has held sales support and inside/outside sales roles at Millstone Medical and Siegfried AG. Her focus on customer service in these roles has culminated in managing world class customer service groups for B to C corporations.





Zeke Camusio

Marketing Director (consultant)

Zeke is a serial digital entrepreneur with over 20 years experience running digital strategies for data-driven startups. He founded and later sold Digital Aptitude, a digital marketing agency with over 100 clients. He has been involved in over a dozen startups, and is currently the founder of Data Speaks, a boutique analytics agency that helps ecommerce brands find the hidden profit in their data. Zeke consults with Knack approximately 20 hours per month.



   



Brianne Huntsman

Social Media/Communications (consultant)

Brianne has a diverse background ranging from design to engineering to marketing. She uses her skillset to advise companies on their organic social media strategy and communications. Her analytical skills applied mainly to ecommerce and B to C clients. Brianne consults with Knack approximately 52 hours per month.





Melody Taylor

Marketing Manager (consultant)

Melody is skilled in copywriting, email creation, social strategy, affiliate strategy and media buying. She has overseen social media and affiliate marketing for Tuesday Morning as well as the Baptist General Convention of Texas. Melody consults with Knack approximately 120 hours per month.





Scott Boulis

Digital Acquisition (consultant)

Scott has a deep understanding of scaling digital acquisition for DTC ecommerce companies. He previously managed the paid social channel for Teespring and Luca + Danni. He is also the founder of I Made Bogey, a DTC golf company. Scott consults with Knack approximately 54 hours per month.





Carol Tseng

Development Director (consultant)

Carol has over 30 years of experience with Asian sourcing. She has overseen Asian sourcing for brands like Samsonite. She was also a Sales Manager for Yamani, OEM for global brands. Carol consults with Knack approximately 60 hours per month.



Larry Lein

Director

Larry has worked in the travel goods industry for over 30 years. He is currently co-founder and CEO of ROAM Luggage, an innovative new travel company. Larry spent most of his career at Tumi Inc. where he was responsible for the sales and marketing functions for many years. After Tumi, he became a principal at Compass Partners International. He started his career as a partner with Kurt Salmon Associates, an international strategy consulting firm focused on fashion-influenced consumer products.





Mark Abrahm

Director

Mark is currently the Managing Partner of New Street Investment Partners, an investment firm focused on opportunities typically outside the criteria of institutional investors. Prior to New Street, Mark formed Forsite Capital, a real estate investment firm which also provided certain advisory services. He was also a founding partner of Gulf Stream Asset Management, a Charlotte, NC-based manager of corporate-credit assets. With approximately $3.5B of assets under management, Gulf Stream was sold to Apollo Global Management in October of 2011.





Bill Daugherty

Director

An entrepreneur and early stage investor, Bill is currently the co-owner and CEO of Seven Stars Bakery, LLC a growing chain of artisanal bake shops and cafes. Prior to Seven Stars, Bill was Executive Chairman of ANC Inc which designs, installs and operates digital signage systems for sports teams and high profile retail and commercial properties. Prior to ANC, Bill was the Founder and co-CEO of Interactive Search Holdings, which grew to become Google's 3rd largest search distribution partner and which he sold in 2004. Previously, Bill served as Sr. Vice President of Business Development for the National Basketball Association.

Offering Summary

Company - Knack Inc.

Company	:	Knack Inc.
Corporate Address	:	200 Middle Highway, Barrington, RI 02806
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,998.40
Minimum Investment Amount (per investor)	:	$248.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	12,500
Maximum Number of Shares Offered	:	1,337,498
Price per Share	:	$0.80
Pre-Money Valuation	:	$6,541,370.40

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based Perks**</u>

"Thank You" Early Bird Bonus

Invest within the first 48 hours and receive an additional 20% bonus shares.

Special Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>**Amount-Based Perks**</u>

$500+ | Welcome to Knack Incentive

Invest $500 and receive early access to all new products before they are released to the public as well as an individualized discount code for 50% off your first Knack order.

$750+ | Free Knack Accessory Bundle

Invest $750 and receive a free Knack accessory bundle including Large Packing Cube, Medium Packing Cube, Knack Water Bottle, Knack Travel Candle, and Knack Margarita Kit.

$1000+ | Free Leather Knack Pack

Invest $1000 and receive a free limited production napa leather Knack Pack (while supplies last).

$5000+ | 10% Share Bonus

Invest $5000 or more and receive an additional 10% bonus shares

<u>The 10% Bonus for StartEngine Shareholders</u>

Knack Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are



through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO:

At Knack, we believe that life is hectic enough without having to juggle multiple bags as you travel throughout your day.

The story of Knack started in 2015 on a trip that I took to Costa Rica.

Since I was making a bunch of connections, I didn't want to lug both my work bag and a travel bag.

So I started shopping for just one bag that would do a great job carrying my business things as well as my travel things.

Unfortunately, I couldn't find it anywhere.

Graphic: creative showing video/images of people struggling with multiple bags

Graphic: Creative showing $31B US Bag Market graphic with still images surrounding it of a briefcase, gym bag, wheeled bag, handbag, diaper bag

VO: Most bag brands today make single-purpose bags that really only do one thing well.

Graphic: creative showing 45% of urban professionals would not recommend their current everyday bag to a friend together with an image of a person laden with multiple bags

VO: As a result, people are forced to carry multiple bags at once and aren't happy about it.

Graphic: creative showing bag opening GIF

VO: Knack is an entirely different bag concept. We make multi-purpose backpacks that let you carry what you want, how you want.

The heart of our bags is a hidden compartment that packs like a suitcase, expands when you need it, and zips away when you don't.

Graphic: creative showing 9,500+ bags shipped, $1MM+ in sales, and 17% of buyers are repeat customers

VO: Since our launch in November 2018, Knack has really struck a nerve.

Graphic: creative showing customer ratings and repeat purchase rate

VO: People love their Knack bags. Almost 1 in 5 Knackpackers have even bought another bag from us.

Graphic: Creative showing customer headline testimonials and videos of related bag features

VO: We're thrilled how Knack has changed peoples' lives.

Graphic: creative showing press logos and quotes

VO: Even the press has taken notice.

Graphic: creative team members

VO: The Knack team is unique and experienced. We are a 100% remote company consisting of veteran public, private, and start-up executives from global brands like Tumi, Coach, and eBags.

VO: Please join us as we fundamentally change how the world carries their life.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KNACK INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF AUGUST, A.D. 2019, AT 10:38 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6880416 8100
SR# 20196630200

Authentication: 203446689
Date: 08-21-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:38 AM 08/21/2019
FILED 10:38 AM 08/21/2019
SR 20196630200 - File Number 6880416

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KNACK INC.

Incorporated on May 10, 2018

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Knack Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY THAT:

FIRST: That the corporation amended and restated its certificate of incorporation pursuant to an Amended and Restated Certificate of Incorporation filed in the office of the Secretary of State of the State of Delaware on September 18, 2018.

SECOND: The address of the corporation's registered office in the State of Delaware is 1201 North Market Street, 18th Floor, Post Office Box 1347, in the City of Wilmington, County of New Castle (19801). The name of the corporation's registered agent at such address is Delaware Corporation Organizers, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, par value $0.00001 per share ("**Common Stock**"), and (ii) 6,176,685 shares of Preferred Stock, par value $0.00001 per share ("**Preferred Stock**"), 1,750,000 of which are designated as "Series Seed Convertible Preferred Stock," ("**Series Seed Preferred Stock**") 2,247,489 of which are designated as "Series Seed Prime Convertible Preferred Stock" ("**Series Seed Prime Preferred Stock**"), and 2,179,196 of which are designated as "Series Seed 3 Convertible Preferred Stock" ("**Series Seed 3 Preferred Stock**").

The following is a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of capital stock of the Corporation.

A COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

2.   **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B   PREFERRED STOCK

Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this **Article Fourth** refer to sections and subsections of Part B of this **Article Fourth**.

1.   **Dividends**.

1.1   The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Applicable Original Issue Price**" shall mean either the Series Seed Original Issue Price, the Series Seed Prime Original Issue Price, or the Series Seed 3 Original Issue Price, as the context shall so require. "**Series Seed Original Issue Price**" shall mean $0.1428 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. "**Series Seed Prime Original Issue Price**" shall mean $0.3782 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Prime Preferred Stock. "**Series Seed**

3 Original Issue Price" shall mean $0.6608 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 3 Preferred Stock.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales**.

2.1   <u>Preferential Payments to Holders of Preferred Stock</u>. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under this <u>Section 2.1</u> is referred to as the "**Preferred Liquidation Amount**." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, as defined in <u>Section 2.3.1</u> below, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and before any payment shall be made to the holders of the Common Stock, by reason of their ownership thereof, an amount per share equal to the greater of (i) (a) in the case of the Series Seed Preferred Stock, one times the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, (b) in the case of the Series Seed Prime Preferred Stock, one times the Series Seed Prime Original Issue Price, plus any dividends declared but unpaid thereon, and, (c) in the case of the Series Seed 3 Preferred Stock, one times the Series Seed 3 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this <u>Section 2.1</u>, then the holders of shares of Preferred Stock shall be entitled to payments as follows:

2.1.1   If the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed 3 Preferred Stock the full amount to which they shall be entitled under this <u>Subsection 2.1</u>, then the holders of shares of Series Seed 3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.2   If the assets of the Corporation available for distribution to its stockholders shall be sufficient to pay the holders of shares of Series Seed 3 Preferred Stock the full amount to which they shall be entitled under this <u>Subsection 2.1</u>, but insufficient to pay the holders of shares of Series Seed Prime Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, then the holders of shares of Series Seed 3 Preferred Stock shall be paid the full amount to which they are entitled under this <u>Subsection 2.1</u>, and the holders of shares of Series Seed Prime Preferred Stock shall share ratably in any distribution of any remaining assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.3   If the assets of the Corporation available for distribution to its stockholders shall be sufficient to pay the holders of shares of Series Seed 3 Preferred Stock and Series Seed Prime Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, but insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed 3 Preferred Stock and Series Seed Prime Preferred Stock shall be paid the full amount to which they are entitled under this Subsection 2.1, and the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of any remaining assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Distribution of Remaining Assets.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   *Definition*.   As used herein, a "**Majority of the Preferred Stock**" shall mean the affirmative vote or written consent of holders of at least a majority (50.01%) of the issued and outstanding shares of Preferred Stock. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless a Majority of the Preferred Stock elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all or a significant portion of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all or a significant portion of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 *Effecting a Deemed Liquidation Event.*

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1 above unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.1.2 above.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of a Majority of the Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation) (the "**Net Proceeds**"), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock according to the preferences described in Subsections 2.1.1, 2.1.2, and as applicable to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 *Amount Deemed Paid or Distributed.* The amount deemed paid or distributed to the holders of the capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition, or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders by the corporation or the acquiring person, firm, or other entity. The value of such property, rights, or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 *Allocation of Escrow and Contingent Consideration.* In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting.**

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Preferred Stock Protective Provisions. At any time when at least 1,246,471 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Majority of the Preferred Stock:

3.2.1 liquidate, dissolve, or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event, or consent to any of the foregoing;

3.2.2   alter or repeal any provision of the Certificate of Incorporation or Bylaws in a manner that is materially detrimental to the rights, preferences, or privileges of the Series Seed Preferred Stock, the Series Seed Prime Preferred Stock, and the Series Seed 3 Preferred Stock; provided that any such alteration or repeal that disproportionately and negatively affects the rights, preferences, or privileges of the Series Seed Preferred Stock, the Series Seed Prime Preferred Stock, or the Series Seed 3 Preferred Stock relative to any other series or sub-series of Preferred Stock shall require the separate written consent or affirmative vote of stockholders holding the majority of the outstanding shares of such disproportionately and negatively-affected series or sub-series of Preferred Stock;

3.2.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution, or winding up of the Corporation, the payment of dividends, redemption rights and voting rights, or increase or decrease the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends, redemption rights, and voting rights; provided that the creation or authorization of, or issuance or obligation to issue shares of, any additional class or series of capital stock senior to any series or sub-series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution, or winding up of the Corporation, the payment of dividends, redemption rights and voting rights, or the increase or decrease to the authorized number of shares of Preferred Stock or increase to the authorized number of shares of any additional class or series of capital stock senior to any class of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends, redemption rights, and voting rights shall require the separate written consent or affirmative vote of stockholders holding the majority of the outstanding shares of the series or sub-series of Preferred Stock that would rank junior to the shares created, authorized, issued, or to be issued;

3.2.4   authorize the issuance of additional shares of Preferred Stock, redeem shares of Preferred Stock, or issue shares of Preferred Stock for consideration less than the Applicable Original Issue Price; provided that any such authorization, redemption, or issuance for consideration greater than an Applicable Original Issue Price for one or more series or sub-series of Preferred Stock, but less than the Applicable Original Issue Price for one or more other series or sub-series of Preferred Stock, shall require the separate written consent or affirmative vote of stockholders holding the majority of the outstanding shares of the series or sub-series of Preferred Stock for which the authorization, redemption, or issuance is for consideration less than the Applicable Original Issuance Price for such series or sub-series;

3.2.5   purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (1) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, or (2) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service pursuant to incentive plans or agreement;

3.2.6   authorize or permit the sale, license, transfer or encumbrance of a substantial portion of the intellectual property assets of the Corporation outside the ordinary course of business;

3.2.7   incur indebtedness for borrowed money in a single or related series of transactions, in an amount in excess of $300,000;

3.2.8   acquire the equity securities or all or a substantial portion of the assets of any other entity or any investment for consideration valued in excess of $500,000;

3.2.9   enter into or become a party to any transaction (including loans, advances and management fees) with any stockholder, director, officer or other affiliate of the Corporation or any related party of any such person; or

3.2.10   establish or amend any incentive equity plan for employees, officers, directors or consultants or increase the number of shares of capital stock of the Corporation subject to any such incentive equity plan.

4.   **Optional Conversion.**

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   *Conversion Ratio.*   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (a) the sum of the Applicable Original Issue Price, by (b) the Applicable Conversion Price in effect at the time of conversion. The "**Applicable Conversion Price**" shall mean either the Series Seed Conversion Price, the Series Seed Prime Conversion Price, or the Series Seed 3 Conversion Price, as the context shall so require. The "**Series Seed Conversion Price**" shall initially be equal to $0.1428 per share. The "**Series Seed Prime Conversion Price**" shall initially be equal to $.3782. The "**Series Seed 3 Conversion Price**" shall initially be equal to $.6608. The Conversion Price and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2   Fractional Shares.   No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   *Notice of Conversion.* In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, (a) a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, (b) a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (c) cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (d) payment of any declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   *Reservation of Shares.* The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Applicable Conversion Price.

4.3.3   *Effect of Conversion*. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   *No Further Adjustment*. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   *Taxes*. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Applicable Conversion Prices for Diluting Issues.

4.4.1   *Special Definitions*. For purposes of this **Article Fourth**, the following definitions shall apply:

(a)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than the following shares of Common Stock, and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively "**Exempted Securities**"):

(i)   shares of Common Stock, Options, or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options, or Convertible Securities issued by reason of a dividend, stock split, split-up, or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7 or 4.8 below;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Stock Plan;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options, or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)   shares of Common Stock, Options, or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options, or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets, or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing, or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b)   **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   **"Series Seed 3 Original Issue Date"** shall mean the date on which the first share of Series Seed 3 Preferred Stock was issued.

(e)   **"Stock Plan"** shall mean the 2018 Stock and Option Plan, as duly adopted by the Board of Directors and the stockholders on May 11, 2018.

4.4.2   *No Adjustment of Applicable Conversion Price.* No adjustment in the Applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of Majority of the Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   *Deemed Issue of Additional Shares of Common Stock.*

(a)   If the Corporation at any time or from time to time after the Series Seed 3 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to an Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or if any other adjustment is made pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Applicable Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Applicable Conversion Price to an amount which exceeds the lower of (y) the respective Applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (z) the respective Applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to an Applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed 3 Original Issue Date), are revised after the Series Seed 3 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to an Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the Applicable Conversion Price shall be readjusted to such Applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3. If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   *Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Series Seed 3 Original Issue Date and prior to the first anniversary of the Series Seed 3 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issue, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $.00001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued. In the event the Corporation shall at any time after the first anniversary of the Series Seed 3 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price, each as in effect immediately prior to such issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Applicable Conversion Price as in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Applicable Conversion Price as in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 *Determination of Consideration.* For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   *Multiple Closing Dates.* In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed 3 Original Issue Date effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed 3 Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed 3 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying each Applicable Conversion Price then in effect by a fraction:

> (1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

> (2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed 3 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6, or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of an Applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price for such Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Preferred Stock.

4.10   Notice of Record Date. In the event:

4.10.1   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

4.10.2   of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

4.10.3 of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in the Common Stock being listed for trading on either the New York Stock Exchange or the NASDAQ National Market or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority (50.01%) of the issued and outstanding shares of each of the Series Seed Preferred Stock, the Series Seed Prime Preferred Stock, and the Series Seed 3 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her, or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of a Majority of the Preferred Stock then outstanding; provided that any such waiver that disproportionately and negatively affects the rights, preferences, or privileges of the Series Seed Preferred Stock, the Series Seed Prime Preferred Stock, or the Series Seed 3 Preferred Stock relative to any other series or sub-series of Preferred Stock shall require the separate written consent or affirmative vote of stockholders holding the majority of the outstanding shares of such disproportionately and negatively-affected series or sub-series of Preferred Stock.

8. **Notices**. Any notice required or permitted by the provisions of this **Article Fourth** to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend, and repeal the bylaws.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

This Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on August 21, 2019.

By: _Charles S. Mellen_
Charles S. Mellen (Aug 21, 2019)
_____

Charles S. Mellen, President